FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Mitsui & Co., Ltd. – Medium-Term Strategic & Financial plan “Global Growth 2006”

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 21, 2004

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome
Chiyoda-ku, Tokyo 100-0004
Japan

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

     Form 20-F  X  Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes      No  X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2004

MITSUI & CO., LTD.

By:	/s/ Tasuku Kondo

Name:	Tasuku Kondo
Title:	Executive Director
Executive Vice President
Chief Financial Officer

May 21, 2004

To Whom It May Concern:

Mitsui & Co., Ltd.

Mitsui & Co., Ltd. — Medium-Term Strategic & Financial plan “Global Growth 2006”

     Mitsui & Co., Ltd (“Mitsui”) has released the following Medium-Term Strategic & Financial Plan “Global Growth 2006” covering the two year period ending March 31, 2006.

For further information, please contact

Investor Relations Division
Mitsui & Co., Ltd.
Tel: +81-3-3285-7910
Fax: +81-3-3285-9819
E-mail: webmasterTKABI@mitsui.com

Medium-Term Strategic & Financial Plan Global Growth 2006 Meeting the Challenge - a New Stage of Growth Mitsui & Co., Ltd. May 19, 2004 A Cautionary Note on Forward-Looking Statements: This material contains statements (including figures) regarding Mitsui & Co., Ltd. ("Mitsui")'s corporate strategies, objectives, and views of future developments that are forward- looking in nature and are not simply reiterations of historical facts. These statements are presented to inform stakeholders of the views of Mitsui's management but should not be relied on solely in making investment and other decisions. You should be aware that a number of important risk factors could lead to outcomes that differ materially from those presented in such forward-looking statements. These include, but are not limited to, (i) change in economic conditions that may lead to unforeseen developments in markets for products handled by Mitsui, (ii) fluctuations in currency exchange rates that may cause unexpected deterioration in the value of transactions, (iii) adverse political developments that may create unavoidable delays or postponement of transactions and projects, (iv) changes in laws, regulations, or policies in any of the countries where Mitsui conducts its operations that may affect Mitsui's ability to fulfill its commitments, and (v) significant changes in the competitive environment. In the course of its operations, Mitsui adopts measures to control these and other types of risks, but this does not constitute a guarantee that such measures will be effective.

Growth with Customers Mitsui Trust of Shareholders, Customers and Society Business Engineering Capabilities Creating value by fusing goods, services and investments Global Corporation that was born in Japan and is growing in the world 1.Mitsui's Value 1

55.4 31.1 68.4 100 80 02/3 03/3 04/3 05/3 06/3 2.Targets for Fiscal Year ending March 2006 Net Income \100 billion ROE 9% Net DER Approx. 3X (Billion Yen) Exchange rate(?/US$) Oil Price (JCC US$/bbl) 112.76 105.00 105.00 29 28 27 04/3 Medium-Term Plan 06/3 Medium-Term Plan 2

(Billion Yen) 3. Net Income by Operating Segments -32.5 -35 -35 11.3 21 21 10 18.9 14 19 11.4 9 12 24.2 25 29 4.8 6.0 19 24.4 20 5.9 20 25 04/3 05/3 06/3 Metal Products & Minerals Machinery, Electronics & Information Chemical Energy Consumer Products & Services Logistics & Financial Business Overseas Corporate and Eliminations (*) Results of 04/3 is reclassified in accordance with the segments in Fiscal 2005/2006. 68.4 80 100 3

10 26.3 21 20 17 8.9 24 30 32.4 32 36 -35 -35 -32.5 4.5 6 16 22.2 22 16 6.6 04/3 05/3 06/3 Metal Products & Minerals Machinery, Electronics & Information Chemical Energy Consumer Products & Services Logistics & Financial Business Corporate and Eliminations (Billion Yen) 4. Net Income by Segments -Global Base- (Reference) 68.4 80 100 4

5. Earning Power 13.6 17.5 10 23.8 15.3 40.1 45 55 98.0 112.2 130.8 125 150 4.7 02/3 03/3 04/3 05/3 06/3 Operating income ** Equity in earnings of associated company(net) Financial profit *** ^Strong demand for petrochemical products ?Increase of plant business Increase of interest expenses on new investments. * Earning power = Gross profit + SG&A expenses + Interest expense(net) + Dividend income + Equity in earnings of associated companies(net) ** Operating income = Gross profit + SG&A expense + Provision for doubtful receivables *** Financial profit = Interest expense(net) + Dividend income (Billion Yen) 126.5 138.8 188.4 180 205 5

1.45 1.35 3.36 3.90 2.38 0.96 6.Balance Sheet^ (Trillion Yen) Current Assets Investments Other Assets Other Liabilities Interest Bearing Liabilities Equity ^^?^ (Net:2.68) (Net:3.00) Fiscal 2004 Fiscal 2006 Equity 963 Billion Yen Net DER 2.8 X ROE 7.5% ROA 1.0% Equity 1,100 Billion Yen Net DER Approx. 3.0 X ROE 9% ROA 1.4% Current Assets Investments Other Assets Other Liabilities Interest Bearing Liabilities Equity 6.7 6.7 7.3 7.3 Fiscal 2004 Fiscal 2006 Assets Liabilities and Equity Assets Liabilities and Equity 6

Reinforcement of Management Framework to Support Further Growth 7.Key Initiatives in New Medium-Term Plan Implementation of Global Strategies Focusing on Emerging Markets Evolution of Business Models Leveraging Business Engineering Capability Continuous Review of Business Portfolio 7

8.Continuous Review of Business Portfolio Maximize Corporate Value Recycling New Business Unit Old Business Unit Old Business Unit New Business Expanding profitable business Reorganization of Business Units Investment is Strategic Areas Progress in Restructuring Affiliates Reallocation of Human Resources Risk Asset vs. Return Integration 8

8-1.Reorganization of Business Units - Example: Consumer Products and Service Segment Reformulate mission statement to strengthen focus on growth areas Enhance business engineering capability by integrating various functions and expertise Dynamic reallocation of corporate resources Service Business Unit Foods Unit Retail Unit Textile and Fashion Unit General Merchandize Unit Foods & Retail Business Unit Life Style Business Unit Consumer Service Business Unit Information Business Unit (Part) 9

MITSUI & CO., LTD.

8-2. Investments in Strategic Areas


(Billion Yen)
Recycling
Other Key Areas
EXIT
1,750
Core Areas
1,350
04/3
06/3

■Strengthen Core Areas:

300 Billon yen

- **Minerals, Energy**
  - Iron ore & coal in Australia:
    - Expand existing interests in Australia
  - Non-Ferrous:
    - Acquire new interests
  - LNG & Oil
    - Sakhalin LNG project
    - Enfield oil field in Australia
- **Plant Project**
  - Power generation (IPP)
  - Water desalination

■Develop/Strengthen Other Key Areas:

100 Billion yen +(Recycling)

- Foods & Retail Business Unit
- Consumer Service Business Unit
- Motor Vehicle Related Business
- Lifestyle Related Business

Copyright (C) Mitsui & Co., Ltd. 2004

10

8-3.Progress in Restructuring Affiliates (Billion Yen) PDCA Cycle Continuous review of viability and ^^performance of affiliated companies. Refining Management Methodology 115.0 135.0 115.7 94.0 94.3 -20.0 -20.0 -53.4 -71.1 -47.3 62.3 22.9 47.0 115.0 95.0 02/3 03/3 04/3 05/3 06/3 Loss Profit Net 11

8-4.Reallocation of Human Resources To priority areas Reallocate within Mitsui group Accelerate reallocation among Business Units through reorganization Downsize Corporate Unit through BPR and Shift Corporate Staff to Business Units Recruit from the outside Corporate Staff Business Unit Business Unit Business Unit Subsidiary Associated Company Business Unit 12

8-5.Risk Assets vs. Return Metal Products & MineralS Consumer Products & Services Machinery, Electronics & Information Energy Chemical Logistics & Financial Business Fiscal 2004 ^ 2006 R E T U R N RISK ASSETS ^^^^^^ 13

9. Evolution of Business Models Leveraging Business Engineering Capability Continuous Review of Business Portfolio Implementation of Global Strategies Focusing on Emerging Markets Reinforcement of Management Framework to Support Further Growth Evolution of Business Models Leveraging on Business Engineering Capability Initiatives in Value Chain Strategy Cross-border Solution Innovation Strategy 14

9-1.Value Chain Strategy Offering a full range of business engineering capabilities to Help Build / Optimize Value Chains Marketing Logistics Finance IT Positioning^ Channeling resources areas where we can maximize our leverage Adjust the positioning in response to the changing circumstances Maximize Return Sustainable Growth 15

MITSUI & CO., LTD.

Value Chain of Mitsui's Energy Business

	Upstream	Middle Stream	Downstream
Gas	**LNG Projects** ・Production: Abu Dhabi, Western Australia, Qatar, Oman ・Development: Sakhalin-Ⅱ ・New Fuel : GTL, DME	LNG Value Chain (Plant/Vessel/Financing) ・Terminal Business ・LNG Spot Trade	・Japanese Utility Companies ・Overseas Customers
Oil	**E & P Projects** ・Production: Oman, Australia (Wandoo) ・Development: Australia (Enfield) ・Affiliated Company: Mitsui Oil Exploration Co. ・New Fields	**World-wide Trading** ・H.O./Arcadia/WPI/MOA to work together to promote core business ・Long-term off-take contract with oil producing countries ・Expand business in Chinese Market **Domestic Business** ・Refining: Kyokuto Petroleum ・Distribution: Mitsui Oil & Gas, Kokusai Oil and Chemical ⇨ Top quality domestic oil company group	
Others	**New Business** Environmental, Emission rights, Utility Business, Fuel Batteries, etc.		

Copyright(C) Mitsui & Co., Ltd. 2004

16

9-2.Cross-border Solutions Global marketing - the key strength of a trading company Network covering the entire world Extensive knowledge of trading and logistics in the "Real" economy Rapidly growing global economy creates supply-demand imbalances Intermediators who can offer "Solution" are best positioned to exploit this good opportunity Leverage our core business (from/to Japan) Penetrate emerging markets such as Greater China, Central/Eastern Europe, Russia/CIS and Mid/South America 17

Mitsui's Affiliated Automotive Companies 18

Mitsui Total Trading Volume : 25 Million MT/Year Mitsui World Steel Trade Flow 19

9-3.Innovation Strategy R&D : Fuel batteries Nano-tech, Bio-tech Project incubation EPC solution provider (EPC: Equipment, Procurement, Construction) Finance solution provider Investments Life cycle type (Maintenance/Outsourcing) Create new value by fully deploying business engineering knowledge and expertise within Mitsui 20

Regional Market Strategy: ^^Greater China^ Americas^ Europe Laying the Groundwork for Expansion in Emerging Markets Strategic Alliances with Leading Companies in Japan and Overseas Further Globalization of Corporate Culture and Human Resource Policy 10.Implementation of Global Strategy 21

10-1.Implementation of Global Strategy Anglo American(Chile) Cupper Mine Development Rio Doce(Brazil) Iron Ore Mine Development PETROBRAS(Brazil) Gas Transportation High Speed Rail Project (Taiwan) Shanghai Baosteel Group (China) Raw Materials, Steel Products, Plant SVA Group(China ) Electronics Products Sakhalin ^ Project(Russia) LNG^Oil Exploitation Black Sea Pipe Line (Russia) Undersea Pipe Line Project Railcar Leasing Operation (USA and Mexico) 22

Globalizing corporate culture and human resource policy 10-2. Implementation of Global Strategy Developing the next generation of global executives - Cultivating global leaders through Mitsui Management Academy - Enhancing human resource development programs Strategic development of regional human resources sharing in common Mitsui's corporate culture - Offering managerial training opportunities in Japan and elsewhere to share Mitsui's corporate culture 23

11.Enhancing Management Framework Refining Corporate Governance and Internal Control Proactive Approach to CSR New Dividend Policy 24

MITSUI & CO., LTD.

11-1. Corporate Governance

■ Established three committees to provide advice to Board of Directors.
（◎ : Chairman of the Committee）

	Chairman	CEO	Director		External Auditor
			Internal	External	
Governance Committee	◎	○	–	2	○
Nomination Committee	–	◎	○	○	–
Remuneration Committee	–	○	○	◎	–

■ Increase external Director from one to two（To be approved at Annual General Meeting of Shareholders scheduled for June 2004).

■ Simplify remuneration system for Directors and Corporate Auditors （including elimination of retirement bonuses）.

Copyright(C) Mitsui & Co., Ltd. 2004

25

11-2.Refining Corporate Governance and Internal Control General Meeting of Shareholders Independent Auditors Corporate Auditors Advisory Board Board of Directors Corporate Management Committee Governance Committee Nomination Committee Remuneration Committee Business Operating Organizations (Japan/overseas) Crisis Response Headquarters Disclosure Committee Compliance Committee CSR Promotion Committee Investment & Loan Committee Human Resources Advisory Committee Internal Controls Committee Board of Corporate Auditors President & CEO Internal Auditing Division * Board of Directors: Increase of External Director 26

11-3.New Dividend Policy While focusing on growing corporate value through reinvestment of operating cash flow into core and growing businesses, Mitsui would return a part of such growth to shareholders through dividend increase. (*)Dividend payout ratio of Japanese companies earning ROE 5-15% are ranging between 10-30% Compensation to Shareholders Growth by Reinvestment Dividend Increase Share Buy Backs Vigorous demand for funds due to active investments in core and growing business. Mitsui's Situation Target dividend payout ratio 20%, and through profit growth will aim for sustained increase of the dividend New Dividend Policy 27